Exhibit 99.1

Volvo Aero Invests SEK 1.5 Billion in a New Production Concept to Increase Competitiveness

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 21, 2007--On Wednesday, March 21, Maud Olofsson, Swedish Enterprise and Energy Minister, inaugurated the new multi-task cell at Volvo Aero (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) in Trollhattan, Sweden. The cell, one of the world's most advanced, is part of a major investment in production at Volvo Aero totally about SEK 1.5 billion.

"The multi-task cell is a symbol for our entire investment in modern production equipment," explained Olof Persson, President of Volvo Aero, in conjunction with the inauguration. "It is a milestone in the introduction of a new way to produce components that will result in increased productivity and enhanced competitiveness.

"An important reason for Volvo Aero to make this investment is that we have a strategy based on developing our operations in Sweden," he added.

"It is important that there are companies that will, and have the capacity to, develop in Sweden, and which are competitive globally," commented Enterprise and Energy Minister Maud Olofsson in her inauguration speech.

The multi-task cell is just one in a number of investments that Volvo Aero is now making in its production facilities. During a five-year period, the company is investing SEK 1.5 billion in an expanded and more advanced production structure.

The multi-task cell comprises five identical machines linked in a Flexible Manufacturing System (FMS) that handles all material, tools and information management. Combined with a preparation, simulation and verification in a virtual environment, Volvo Aero has developed a concept that results in faster start-ups, shorter lead-times and more robust manufacturing methods.

The multi-task cell's machines can be used for turning, drilling and milling and selects and changes the tools its needs automatically. Continuous monitoring by an operator is not required. Instead, operators can focus on the work tasks that must be carried out to maintain the facility in operation. The new cell can operate the greater part of round the clock, with better results than previously.

"In the future, I foresee a production plant here in Trollhattan in which we have our own designs customized for automated production that is more like the process industry rather than traditional engineering industry," says Erling Vister, Production Manager.

For Volvo Aero, this has involved much more than the purchase of ultramodern machinery.

"Anyone can procure machinery and equipment featuring new technology. The difficult aspect is to create the entire entity so that it functions optimally. Actually, it involves creating a cultural change. We have reviewed all aspects of how we work in production. You have to understand that it is an interaction between machines, people, methods, technology, skills and - most importantly - principles and attitudes," explains Erling Vister.

Photos on the new machine cell are available on http://www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/news+images/

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Thomas Ellstrom, Component Production Manager
+46 (0)70 569 0562